Mail Stop 3040
                                                            November 19, 2018

Joseph P. Stingone, Sr.
Chief Executive Officer
Webstar Technology Group, Inc.
4231 Walnut Bend
Jacksonville, Florida 32257

       Re:    Webstar Technology Group, Inc.
              Amendment No. 3 to Registration Statement on Form S-1 Filed October 30, 2018
              File No. 333-222325

Dear Mr. Stingone:

        We have reviewed your amended registration statement and have the following comment.
In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our reference to prior comments is to comments in our August 13, 2018 letter.

Amendment No. 3 to Form S-1 filed October 30, 2018

Notes to Unaudited Condensed Financial Statements for the period ended June 30, 2018

Note 5. Related Party Transactions, page F-23

1. We note your response to prior comment 5. Please explain further your statement that you began operating the Webstar eCampus website upon acquisition on May 12, 2018.
       In this regard, you state on page 10 that your success in developing and commercializing the Webstar eCampus website is contingent upon the company entering into license agreements for Gigabyte Slayer and WarpG. In addition, it appears that the Webstar
       eCampus website is powered by Gigabyte Slayer. Considering you have not yet entered into a license for Gigabyte Slayer, tell us how you are operating this platform or revise your disclosures to clarify these statements. Alternatively, if you are currently operating and beta testing the Webstar eCampus platform, please tell us how you considered the
 Joseph P. Stingone, Sr.
Webstar Technology Group, Inc.
November 19, 2018
Page 2

       guidance in ASC 805-10-55-7 related to assets in the development stage. Specifically, clarify whether the Webstar eCampus website had begun beta testing or otherwise was a functioning website prior to your acquisition, and whether your consideration of this guidance changes your conclusion that this was not an acquisition of a business.

       You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or me at (202) 551-3673 with any other questions.

                                                          Sincerely,

                                                          /s/ Folake Ayoola

                                                          Folake Ayoola
                                                          Special Counsel
                                                          Office of Information
                                                          Technologies and
Services

cc:    Lazarus Rothstein, Esq.
       Legal & Compliance, LLC